Exhibit 99.1

F-1

LUMIRADX LIMITED

Unaudited Consolidated Statement of Profit and Loss and Comprehensive Loss

		SIX MONTHS ENDED JUNE 30, 2022	SIX MONTHS ENDED JUNE 30, 2023
	Note	(in thousands, except share and per share data)
Revenue	3	$171,138	$43,177
Cost of Sales		(116,275)	(54,836)
Gross Profit/(Loss)		54,863	(11,659)
Research and development expenses		(88,769)	(35,315)
Selling, marketing and administrative expenses		(78,001)	(48,671)
Operating Loss		(111,907)	(95,645)
Finance income	5	5,139	36,804
Finance expense	5	(95,315)	(34,185)
Net finance (expense)/income		(90,176)	2,619
Loss before Tax		(202,083)	(93,026)
Tax expense for the period	6	(1,485)	(774)
Loss for the period		$(203,568)	$(93,800)
(Loss)/Gain attributable to non-controlling interest		139	149
Net loss attributable to equity holders of parent—basic and diluted		$(203,707)	$(93,949)
Net loss per share attributable to equity holders of parent—basic and diluted	7	$(0.80)	$(0.29)
Weighted-average number of Ordinary and Common Shares used in loss per share—basic and diluted	7	253,945,274	318,843,574
Other Comprehensive Loss:
Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences - foreign operations		34,959	(25,081)
Total Comprehensive loss for the year		(168,609)	(118,881)
Total comprehensive loss attributable to:
Equity holders of the parent		(168,748)	(119,030)
Non-controlling interest		139	149
Total		$(168,609)	$(118,881)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Financial Position

		AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
	Note	(in thousands, except share data)
ASSETS
Non–Current Assets
Intangibles and goodwill	8	$32,170	$32,331
Right-of-use assets		16,580	14,035
Property, plant and equipment	9	113,406	106,827
Investment in sublease		11,421	11,526
Other non-current assets		497	798
Total Non-Current Assets		174,074	165,517
Current Assets
Inventories	10	89,965	85,971
Tax receivable		20,987	25,207
Trade and other receivables	11	55,977	39,569
Cash and cash equivalents		100,010	25,343
Total Current Assets		266,939	176,090
TOTAL ASSETS		$441,013	$341,607
LIABILITIES AND EQUITY
Liabilities
Non-Current Liabilities
Debt due after more than one year	14	$(366,479)	$(70,904)
Government and other grants	17	(15,769)	(14,446)
Instrument Financing Agreement	17	(49,158)	(57,763)
Lease liabilities		(22,303)	(21,562)
Stock warrants		(339)	(172)
Deferred tax liabilities		(542)	(260)
Total Non-Current Liabilities		(454,590)	(165,107)
Current Liabilities
Debt due within one year	14	(76)	(301,444)
Government and other grants	17	(16,296)	(14,163)
Trade and other payables	16	(66,277)	(65,993)
Lease liabilities due within one year		(9,149)	(8,847)
Total Current Liabilities		(91,798)	(390,447)
Equity
Share capital and share premium	12	(858,085)	(858,429)
Foreign currency translation reserve		(20,026)	5,055
Other reserves		(105,585)	(105,585)
Accumulated deficit		1,088,804	1,172,788
Total equity attributable to equity holders of the parent		105,108	213,829
Non-controlling interests		267	118
Total Equity		105,375	213,947
TOTAL EQUITY AND LIABILITIES		$(441,013)	$(341,607)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Changes in Equity

	SHARE CAPITAL	SHARE PREMIUM	TRANSLATION RESERVES	OTHER RESERVES	ACCUMULATED DEFICIT	TOTAL	NON-CONTROLLING INTEREST	TOTAL EQUITY
	(in thousands)

Balance at January 1, 2022	$—	$754,023	$(19,706)	$104,957	$(676,223)	$163,051	$(455)	$162,596
Loss for the period	—	—	—	—	(203,707)	(203,707)	139	(203,568)
Other comprehensive loss
Currency translation differences	—	—	34,959	—	—	34,959	—	34,959
Total comprehensive loss for the period	—	—	34,959	—	(203,707)	(168,748)	139	(168,609)
Equity compensation plans	—	—	—	—	17,417	17,417	—	17,417
Shares issued on exercise of share options	—	4,091	—	—	—	4,091	—	4,091
Transaction with owners, recognized directly in equity	—	4,091	—	—	17,417	21,508	—	21,508
Changes in non-controlling interests	—	—	—	—	—	—	—	—
Balance at June 30, 2022	$—	$758,114	$15,253	$104,957	$(862,513)	$15,811	$(316)	$15,495

Balance at January 1, 2023	$—	$858,085	$20,026	$105,585	$(1,088,804)	$(105,108)	$(267)	$(105,375)
Loss for the period	—	—	—	—	(93,949)	(93,949)	149	(93,800)
Other comprehensive loss
Currency translation differences	—	—	(25,081)	—	—	(25,081)	—	(25,081)
Total comprehensive loss for the period	—	—	(25,081)	—	(93,949)	(119,030)	149	(118,881)
Equity compensation plans	—	—	—	—	9,965	9,965	—	9,965
Issue of shares in public offering	—	—	—	—	—	-	—	-
Issue of other equity instruments	—	—	—	—	—	-	—	-
Shares issued on employee stock purchase program	—	344		—	—	344	—	344
Shares issued on exercise of share options	—	—	—	—	—	-	—	-
Transactions with owners, recognized directly in equity	—	344	—	—	9,965	10,309	—	10,309
Changes in non-controlling interests	—	—	—	—	—	—	-	—
Balance at June 30, 2023	$—	$858,429	$(5,055)	$105,585	$(1,172,788)	$(213,829)	$(118)	$(213,947)

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

Unaudited Consolidated Statement of Cash Flows

		SIX MONTHS ENDED JUNE 30, 2022	SIX MONTHS ENDED JUNE 30, 2023
	Note	(in thousands, except share data)
Cash Flows from Operating Activities
Loss for the period		$(203,568)	$(93,800)
Adjustments to reconcile loss for the year to net cash used in operating activities:
Depreciation	9	15,424	14,816
Amortization	8	1,023	1,019
Impairment of property, plant and equipment		-	-
Write-down of excess inventories		-	-
Net finance expenses	5	89,637	4,423
Equity based share based payment transactions	13	17,417	9,965
Increase in research and development tax credit receivable		(2,035)	(3,238)
Changes to working capital:
Inventories		(32,292)	5,896
Trade and other receivables		43,171	15,433
Trade payables and other liabilities		(13,217)	(6,553)
Net Cash used in Operating Activities		(84,440)	(52,039)
Cash Flows from Investing Activities
Purchases of property, plant, equipment	9	(16,727)	(2,555)
Net Cash used in Investing Activities		(16,727)	(2,555)
Cash Flows from Financing Activities
Proceeds from issuance of convertible notes, net of issuance costs	14	54,009	-
Proceeds from instrument financing agreement		41,500	-
Shares issued on the exercise of share options	13	4,091	-
Shares issued on employee stock purchase plan		-	344
Receipt of principal portion of lease receivable		-	764
Cash interest paid, net of interest received		(12,251)	(20,062)
Repayment of lease liabilities	20	(2,976)	(3,872)
Repayments of debt	14	(119)	(74)
Net Cash generated from (used in) Financing Activities		84,254	(22,900)
Net Decrease in Cash and Cash Equivalents		$(16,913)	$(77,494)
Movement in Cash and Cash Equivalents
Cash and cash equivalents at the beginning of the year		$132,145	$100,010
Exchange loss on cash and cash equivalents		(8,782)	2,827
Net decrease in cash and cash equivalents		(16,913)	(77,494)
Cash and Cash Equivalents at the end of the year		$106,450	$25,343

The accompanying notes are an integral part of these financial statements.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

1. GENERAL INFORMATION

These unaudited condensed consolidated financial statements are the interim financial statements of LumiraDx Limited (“the Company”) and its subsidiaries (“the Group”), for the six-month period ended June 30, 2023 (“the Financial Statements”).

The Company is an exempted company limited by shares incorporated in the Cayman Islands (registered number 314391) with registered offices situated at the offices of Ocorian Trust (Cayman) Limited, PO Box 1350, Windward 3, Regatta Office Park, Grand Cayman KY1-1108.

2. BASIS OF PREPARATION OF FINANCIAL STATEMENTS

The principal accounting policies applied in the preparation of these Financial Statements are set out below. These policies have been consistently applied, unless otherwise stated.

The Financial Statements of LumiraDx Limited have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These Financial Statements were authorized for issue by the Board on September 29, 2023.

The Financial Statements have been prepared under the historical cost convention and in accordance with IAS 34 "Interim Financial Reporting". However, they do not include all of the notes that would be required in a complete set of financial statements. Thus, this interim financial report should be read in conjunction with the consolidated financial statements for the year ended December 31, 2022, included in the Company’s Annual Report on Form 20-F, which was filed with the U.S. Securities and Exchange Commission on May 1, 2023 (the “Annual Report”).

The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated Financial Statements, are disclosed in Note 3 of the Annual Report.

LumiraDx Limited was incorporated on August 24, 2016. On September 29, 2016, the Company acquired all of the outstanding shares of LumiraDx Holdings Limited in a share for share exchange. LumiraDx Holdings Limited was incorporated on September 1, 2014. The consolidated Financial Statements of LumiraDx Limited have been prepared as if the share exchange had occurred on September 1, 2014 to reflect the continuous operations of the Company.

Going concern

The financial statements have been prepared on a going concern basis which the directors consider at this time to be appropriate for the following reasons.

During the six months ended June 30, 2023, the Group incurred a loss for the period of $93,800 and operating cash outflows of $52,039. As of June 30, 2023 the Group had net liabilities of $213,947. The Group has financed its operations principally through issuances of debt and equity securities, and the Group requires ongoing additional funding to continue to develop its commercial operations and research and development projects for future products.

The 2021 Senior Secured Loan matures in March 2024 and contains customary covenants including achieving certain revenue levels throughout the term of the loan and maintaining minimum liquidity levels. On September 26, 2023, the Group entered into the twelfth amendment to the 2021 Senior Secured Loan, to provide for, among other things, continued covenant waivers through October 11, 2023.

In July 2023, the Company engaged advisors to conduct a strategic review of the business of the Company and its subsidiaries and advise on available options. From July 2023 through October 2023, the Company has had strategic discussions with various parties with no outcome as of the date the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2023 are being issued (the “Q2 Financials Issuance Date”).

The Group performed an assessment to determine whether there were conditions or events that, considered in the aggregate, raised substantial doubt about the Group's ability to continue as a going concern within one year after the Q2 Financials Issuance Date. In connection with the assessment, the directors have prepared cash flow forecasts for a period of at least 12

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

months from the Q2 Financials Issuance Date which indicate at this time that the Group does not have sufficient cash flows and will require additional funding to continue as a going concern. In addition, the covenants on the 2021 Senior Secured Loan will not be met once the waiver expires. Therefore, the Group would be required to obtain further waivers of covenant violations or restructure existing debt obligations.

If the Group is unable to obtain further waivers of covenant violations or restructure existing debt obligations, the Group would be in default under the 2021 Senior Secured Loan and the Lender could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable.

In such an event, the Group has insufficient liquidity to fund payment of the amounts that would be due under the 2021 Senior Secured Loan and, if the Group would be unsuccessful in raising additional capital on acceptable terms, or at all, there can be no assurance that the Group would continue to be financially viable and continue as a going concern.

The Group’s inability to raise additional capital on acceptable terms in the near future, whether for purposes of funding payments required under the 2021 Senior Secured Loan or providing additional liquidity needed for its operations, could have a material adverse effect on its business, prospects, results of operations, liquidity and financial condition.

The Group’s unaudited condensed consolidated financial statements for the six months ended June 30, 2023 have been prepared assuming the Company will continue as a going concern, which contemplates continuity of operations, realization of assets and the satisfaction of liabilities in the normal course of business for the twelve-month period following the Q2 Financials Issuance Date. As such, those unaudited condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets and their carrying amounts, or the amount and classification of liabilities that may result should the Group be unable to continue as a going concern.

Significant Accounting Policies

The accounting policies applied to these interim Financial Statements are the same as those applied in the Group’s last Consolidated Financial Statements as of and for the year ended December 31, 2022.

Management judgements and estimates

The preparation of the interim Financial Statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of revenues, expenses, assets, liabilities and related disclosures. If in the future such estimates and assumptions, which are based on management’s best judgement at the date of the interim Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied in the Annual Financial Statements.

Adoption of New Accounting Standards

There have been no recent new accounting standards that have had an impact on the interim Financial Statements. New accounting standards not listed below were assessed and determined to be either not applicable or did not have a material impact on the interim Financial Statements or processes.

3. REVENUE

Disaggregation of Revenue

Revenue from diagnostic products is recognized at the time the performance obligations are met. Service revenue is recognized over the contractual term. Revenue from other sources represents lease revenue on instruments.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

	SIX MONTHS ENDED JUNE 30,
	2022			2023
REVENUE STREAM	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL	REVENUE FROM CONTRACTS WITH CUSTOMERS	REVENUE FROM OTHER SOURCES	TOTAL
Total Revenue	$170,807	$331	$171,138	$42,306	$871	$43,177

Contract Balances

Service revenue is typically billed in advance giving rise to a contract liability balance. The deferred balance as of June 30, 2023, and December 31, 2022, is $1,437 and $999, respectively. As the Company generally recognizes revenue as goods are sold for product revenue, the Company does not have other material contract asset or liability balances as of June 30, 2023.

	DEFERRED REVENUE
	YEAR ENDED DECEMBER 31, 2022	SIX MONTHS ENDED JUNE 30, 2023
Balance at start of the period	$1,517	$999
Recognized revenue from prior years' invoicing	(1,517)	(779)
Amounts invoiced to be recognized over time	2,069	2,144
Recognized revenue from current year invoicing	(1,089)	(980)
Foreign exchange impact	19	53
Balance at end of the period	999	1,437

Remaining performance obligations in (partially) unsatisfied long-term contracts:

Remaining performance obligations in (partially) unsatisfied long-term contracts are included in deferred revenue. For contracts that have an original duration of one year or less, the Group has elected the practical expedient to not disclose the transaction price for remaining performance obligations at the end of each reporting period and at which point in time the Company expects to recognize these sales.

4. SEGMENTS

Basis for segmentation:

The CEO is the Group’s chief operating decision maker (“CODM”). The regular internal reporting to the CEO, which fulfills the criteria to constitute a segment, is done for the Group as a whole, and therefore the total Group is the company’s only segment.

Revenue from external customers by country, based on the location of the customer is as follows:

	SIX MONTHS ENDED JUNE 30,
ANALYSIS OF REVENUE BY COUNTRY:	2022	2023

United States	$101,178	$19,070
Italy	31,800	8,601
United Kingdom	17,552	3,831
Germany	6,533	2,317
Colombia	5,611	5,571
Sweden	3,233	908
Brazil	1,409	804
Switzerland	1,053	117
Japan	1,038	766
Spain	609	228
Austria	467	—
Netherlands	161	124
Denmark	9	45
Other	485	797
Total revenue	$171,138	$43,177

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Non-current assets by country are as follows:

ANALYSIS OF NON-CURRENT ASSETS BY COUNTRY:	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
United Kingdom	$137,811	$135,346
United States	19,986	17,869
Italy	9,324	8,280
Colombia	3,622	669
Spain	716	543
Sweden	605	570
Germany	413	32
Other	1,597	2,208
Total	$174,074	$165,517

5. FINANCE INCOME AND FINANCE EXPENSE

	SIX MONTHS ENDED JUNE 30,
	2022	2023
Change in fair value of Stock Warrants	$4,945	$167
Interest Income	6	975
Foreign exchange gain	-	35,662
Other	188	-
Finance income	$5,139	$36,804

Interest expense (cash)	$(12,257)	$(15,037)
Interest expense (non-cash)	(3,669)	(5,809)
Lease liability interest expense (Note 19)	(1,640)	(2,355)
Change in fair value of instrument financing arrangement (Note 17)	(1,612)	(10,966)
Foreign exchange loss	(74,721)	-
Financing fees	(1,416)	(18)
Finance expense	$(95,315)	$(34,185)

6. INCOME TAXES

	SIX MONTHS ENDED JUNE 30,
TAX CREDIT FOR THE PERIOD	2022	2023
Current income credit / (tax)
- Current year	$(1,485)	$(774)
- Prior years	—	—
Total current income credit / (tax)	(1,485)	(774)
Deferred income tax credit
- Current year	—	—
- Prior years	—	—
Total deferred income credit	—	—
Total income tax credit/(expense)	$(1,485)	$(774)

Reconciliation of effective tax rate:

	SIX MONTHS ENDED JUNE 30,
	2022	2023
Loss for the period before taxation	$202,083	$93,026
Tax benefit at standard U.K. rate at 19%	38,396	17,675
Difference in overseas tax rates	402	206
Expenses not deductible for tax purposes	—	—
Tax losses for which no deferred tax asset was recognized	(36,974)	(13,960)
Share-based payment (not deductible for tax purposes)	(3,309)	(4,695)
Income tax credit/(expense)	$(1,485)	$(774)
Effective tax rate	-1%	-1%

In the March 3, 2021 U.K. budget, it was announced that the U.K. tax rate will increase to 25% from April 1, 2023. This will not have a consequential effect on the Group’s recognized deferred taxes, however the Group has substantial unrecognized U.K. net operating losses.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

7. EARNINGS PER SHARE

The calculation of basic and diluted earnings per share has been calculated by dividing the loss for the period attributable to ordinary shareholders of $93,949 (2022: $203,707), by the weighted average number of shares outstanding of 318,843,574 (2022: 253,945,274) during the six months ended June 30, 2023:

	SIX MONTHS ENDED JUNE 30,
Loss attributable to ordinary and common shareholders:	2022		2023
	BASIC	DILUTED	BASIC	DILUTED
Loss for the year, attributable to equity holders of the parent	$(203,707)	$(203,707)	$(93,949)	$(93,949)
Loss attributable to ordinary and common shareholders	(203,707)	(203,707)	(93,949)	(93,949)

Weighted-average number of ordinary and common shares:
	BASIC	DILUTED	BASIC	DILUTED
Issued ordinary shares at January 1	252,804,218	252,804,218	318,546,266	318,546,266
Effect of shares issued	1,141,056	1,141,056	297,308	297,308
Weighted-average number of ordinary and common shares	253,945,274	253,945,274	318,843,574	318,843,574

Loss per share:
	BASIC	DILUTED	BASIC	DILUTED
Loss per share	$(0.80)	$(0.80)	$(0.29)	$(0.29)

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger with CA Healthcare Acquisition Corp., in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, LMDX ordinary shares and LMDX common shares at a ratio of 1.60806264:1. The denominator has been calculated to reflect the share splits.

The Company’s potentially dilutive securities, which include stock options, convertible notes and warrants, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of A Ordinary and common shares outstanding used to calculate both basic and diluted net loss per share attributable to A Ordinary and common shareholders is the same. The Company excluded the following potential A Ordinary shares and common shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders and common shareholders for the periods indicated because including them would have had an anti-dilutive effect:

	SIX MONTHS ENDED JUNE 30,
	2022	2023
Options to purchase A Ordinary and Common shares	93,531,062	96,725,897
Convertible Debt (as converted to common shares)	—	6,126,554
Warrants to purchase A Ordinary shares	5,373,170	5,373,118
Warrants to purchase common shares	7,828,251	13,578,241
	106,732,483	121,803,810

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

8. GOODWILL AND INTANGIBLE ASSETS

	GOODWILL	PATENTS	CUSTOMER INTANGIBLES	SUPPLIER RELATIONSHIPS	TECHNOLOGY AND SOFTWARE	TOTAL
Cost
At 1 January 2021	$15,991	$18,671	$9,139	$2,856	$11,333	$57,990
Additions	—	—	—	—	—	—
Exchange differences	(385)	(178)	(278)	—	(48)	(889)
At 31 December 2021	15,606	18,493	8,861	2,856	11,285	57,101
Amortization
At 1 January 2021	—	3,595	5,047	1,329	7,296	17,267
Charge for the period	—	890	1,317	286	334	2,827
Exchange differences	—	(16)	(21)	—	(4)	(41)
At 31 December 2021	—	4,469	6,343	1,615	7,626	20,053
Net Book Value
At 31 December 2021	$15,606	$14,024	$2,518	$1,241	$3,659	$37,048
Cost
At January 1, 2022	$15,606	$18,493	$8,861	$2,856	$11,285	$57,101
Additions	—	—	—	—	—	—
Exchange differences	(947)	(1,448)	(139)	—	(378)	(2,912)
At December 31, 2022	14,659	17,045	8,722	2,856	10,907	54,189
Amortization
At January 1, 2022	—	4,469	6,343	1,615	7,626	20,053
Charge for the period	—	803	593	286	303	1,985
Exchange differences	—	(19)	7	—	(7)	(19)
At December 31, 2022	—	5,253	6,943	1,901	7,922	22,019
Net Book Value
At December 31, 2022	$14,659	$11,792	$1,779	$955	$2,985	$32,170
Cost
At January 1, 2023	$14,659	$17,045	$8,722	$2,856	$10,907	$54,189
Additions	—	—	—	—	—	—
Exchange differences	303	639	68	—	201	1,211
At June 30, 2023	14,962	17,684	8,790	2,856	11,108	55,400
Amortization
At January 1, 2023	—	5,253	6,943	1,901	7,922	22,019
Charge for the period	—	408	308	148	155	1,019
Exchange differences	—	16	6	—	9	31
At June 30, 2023	—	5,677	7,257	2,049	8,086	23,069
Net Book Value
At June 30, 2023	$14,962	$12,007	$1,533	$807	$3,022	$32,331

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

For the six months ended June 30, 2023, and 2022, amortization of $939 and $942, respectively, has been charged to Selling, marketing, and administrative expenses. For the six months ended June 30, 2023, and 2022, amortization of $80 and $81, respectively, has been charged to Research and development expenses.

9. PROPERTY, PLANT AND EQUIPMENT

	LAND AND BUILDINGS	FIXTURES AND FITTINGS	PLANT AND EQUIPMENT	ASSETS UNDER CONSTRUCTION	TOTAL
Cost
At January 1, 2021	$7,106	$4,146	$44,802	$45,865	$101,919
Additions	28,047	4,144	72,186	1,969	106,346
Transfers	—	2,137	(2,137)	—	—
Disposals	(67)	(452)	(91)	—	(610)
Exchange differences	(562)	(322)	(2,084)	(574)	(3,542)
At December 31, 2021	34,524	9,653	112,676	47,260	204,113
Accumulated Depreciation
At January 1, 2021	2,059	2,636	10,142	—	14,837
Charge for the period	2,773	2,204	12,298	—	17,275
Transfers	—	1,686	(1,686)	—	—
Disposals	(21)	(366)	(91)	—	(478)
Exchange differences	(106)	(223)	(589)	—	(918)
At December 31, 2021	4,705	5,937	20,074	—	30,716
Carrying Amount
At December 31, 2021	$29,819	$3,716	$92,602	$47,260	$173,397
Cost
At January 1, 2022	$34,524	$9,653	$112,676	$47,260	$204,113
Additions	5,137	2,227	12,960	11,496	31,820
Transfers	—	—	—	—	—
Disposals	(147)	(702)	(997)	—	(1,846)
Exchange differences	(3,417)	(762)	(10,480)	(5,075)	(19,734)
At December 31, 2022	36,097	10,416	114,159	53,681	214,353
Accumulated Depreciation
At January 1, 2022	4,705	5,937	20,074	—	30,716
Charge for the period	4,359	1,812	18,995	—	25,166
Transfers	—	—	—	—	—
Disposals	(13)	(360)	(917)	—	(1,290)
Impairments			26,780	22,657	49,437
Exchange differences	(506)	(504)	(2,072)	—	(3,082)
At December 31, 2022	8,545	6,885	62,860	22,657	100,947
Carrying Amount
At December 31, 2022	$27,552	$3,531	$51,299	$31,024	$113,406
Cost
At January 1, 2023	$36,097	$10,416	$114,159	$53,681	$214,353
Additions	425	372	1,906	366	3,069
Transfers	—	—	—	—	—
Disposals	(3)	(130)	(1,600)	—	(1,733)
Exchange differences	1,488	387	4,257	2,318	8,450
At June 30, 2023	38,007	11,045	118,722	56,365	224,139
Accumulated Depreciation
At January 1, 2023	8,545	6,885	62,860	22,657	100,947
Charge for the period	2,519	980	8,620	—	12,119
Transfers	—	—	—	—	—
Disposals	(1)	—	—	—	(1)
Exchange differences	356	321	3,570	—	4,247
At June 30, 2023	11,419	8,186	75,050	22,657	117,312
Carrying Amount
At June 30, 2023	$26,588	$2,859	$43,672	$33,708	$106,827

For the six months ended June 30, 2023, and 2022, depreciation expense of $5,982 and $4,811, respectively has been charged to Research and development expenses and $5,982 and $7,821, has been charged to Selling, marketing and administrative expenses.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

Assets under construction are comprised of manufacturing equipment to be placed in service in in the following year. Commitments related to property, plant and equipment are referenced in Note 19.

10. INVENTORY

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Finished goods	$68,420	$27,474
Raw materials	19,584	55,644
WIP	1,961	2,853
Total Inventory	$89,965	$85,971

11. TRADE AND OTHER RECEIVABLES

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Trade receivables	$30,406	$16,411
Reserves on trade receivables	(3,730)	(3,638)
Prepaids	11,781	12,468
Other receivables	10,732	8,687
VAT receivable	6,788	5,641
Total trade and other receivables	$55,977	$39,569

12. SHARE CAPITAL, PREMIUM AND OTHER RESERVES

Share capital and share premium

LumiraDx Limited was incorporated on August 24, 2016 with an authorized share capital of 5,000,000 A Ordinary Shares of par value $0.001 each and 5,000,000 Common Shares of par value $0.001 each. On September 29, 2016, the Company acquired 100% of the issued share capital of LumiraDx Holdings Limited following the agreement of an Exchange Offer, which was effective from September 28, 2016. LumiraDx Limited acquired all shares in LumiraDx Holdings Limited, and in exchange LumiraDx Limited issued to the shareholders of LumiraDx Holdings Limited a corresponding number of shares on a share-for-share basis.

SHARES AUTHORIZED, FULLY PAID AND ALLOCATED	A ORDINARY SHARES	A ORDINARY SHARES	COMMON SHARES	COMMON SHARES
	FOR THE YEAR ENDED DECEMBER 31, 2022	FOR THE SIX MONTHS ENDED JUNE 30, 2023	FOR THE YEAR ENDED DECEMBER 31, 2022	FOR THE SIX MONTHS ENDED JUNE 30, 2023
In issue at start of period	207,562,080	164,321,766	45,241,766	154,224,500
February Subdivision (220:1)	—	—	—	—
Issued for cash	3,451,917		62,290,503	582,462
Issued in other transactions	—	—	—	—
Merger Subdivision at the LMDX Conversion Factor (1.60806264:1)	—	—	—	—
Conversion	(46,692,231)	(3,298,099)	46,692,231	3,298,099
Shares issued upon conversion of financial instruments	—	—	—	—
In issue at December - fully paid and allocated	164,321,766	161,023,667	154,224,500	158,105,061

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, LMDX ordinary shares and LMDX common shares at a ratio of 1.60806264:1.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

During September 2021, the Company completed its merger and all outstanding convertible instruments at the time of the merger converted into A ordinary and Common shares.

13. SHARE BASED PAYMENTS

Share options are granted to directors, employees and certain service providers. The share options have a vesting period of 1-4 years with shares being exercisable pro rata per year from the date of issue. All share options granted have a contractual life of 10 years from the date of grant. Share options are settled in equity.

For the employee based share options, if the owner of the share option ceases to be employed by the Company, in most cases the option lapses within a short period of departure of such employee. 11,600,056 share options have been forfeited to date. Management has not anticipated any stock options to be forfeited due to termination of employment prior to the assumed exercise date.

Movements on number of share options and their related exercise price are as follows:

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding at January 1, 2021	57,212,650	$2.09
Granted	26,557,293	16.45
Exercised	(104,200)	(1.00)
Forfeited	(92,112)	(9.72)
Outstanding at December 31, 2021	83,573,631	6.72
Granted	22,755,235	5.01
Exercised	(3,494,254)	(2.43)
Forfeited/Expired	(3,632,769)	(5.35)
Outstanding at December 31, 2022	99,201,843	6.45
Granted	562,977	0.63
Exercised	-	-
Forfeited/Expired	(3,038,923)	5.88
Outstanding at June 30, 2023	96,725,897	6.45
Exercisable at December 31, 2022	71,900,277	6.54
Exercisable at June 30, 2023	76,754,148	$6.88

On February 1, 2021 the Board of Directors of the Company approved a stock split of the issued and outstanding A Ordinary and common shares of the Company on a 220 for 1 basis. In accordance with IAS 33, the earnings per share calculations have been presented for the stock split retrospectively. In connection with the merger, in order to achieve an exchange ratio of one LMDX common share for each CAH share, the Company effected a subdivision, immediately prior to the merger, of all issued, and authorized but unissued, LMDX ordinary shares and LMDX common shares at a ratio of 1.60806264:1.

On January 15, 2021, the Company granted “founder options” over ordinary shares to each of the three Founder Directors. Each Founder Director was granted a fully vested option over 5,235,851 ordinary shares. On April 15, 2021, the Company granted each Founder Director a further option over 2,819,577 ordinary shares. These options will vest over a two year period subject to the satisfaction of performance conditions. In each instance, the exercise price of these options is equal an exercise price per ordinary share of $17.05.

For the six months ended June 30, 2023, nil options were exercised at a weighted average exercise price of $nil. The options outstanding at June 30, 2023 have an exercise price in the range of $0.20 to $17.05 and a weighted average contractual life of 5.92 years.

Share based compensation expense of $839 and $1,024 has been charged to Cost of Goods Sold, $535 and $4,804 to Research and development expenses and $8,591 and $12,614 to Selling, marketing and administrative expenses for the six months ended June 30, 2023 and 2022, respectively.

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

14. DEBT

This note provides information about the contractual terms of the Group’s interest-bearing loans and borrowings, which are measured at amortized cost.

	CURRENCY	NOMINAL INTEREST RATE	YEAR OF MATURITY	2022 FACE VALUE	2022 CARRYING AMOUNT	2022 FAIR VALUE	2023 FACE VALUE	2023 CARRYING AMOUNT	2023 FAIR VALUE
Unsecured Loan	USD	2.00%	2024	$18,000	$15,508	$14,629	$18,000	$16,183	$15,383
2021 Senior Secured Loans	USD	8.00%	2024	300,000	296,553	275,925	300,000	301,442	290,700
2022 Convertible Notes	USD	6.00%	2027	56,500	54,418	49,476	56,500	54,720	49,773
Instrument Financing Loans	EUR	1.70-2.60%	2022-2023	76	76	76	36	36	36

Balance at January 1, 2022	$301,129
Changes from financing cash flows
Proceeds from borrowings, net of issuance costs
2022 Convertible Notes	$54,010
Repayments of borrowings
Instrument Financing Loans	(174)
Total changes from financing cash flows	53,836
Amortization of debt discount
Unsecured Loan	1,266
2021 Senior Secured Loan	8,454
2022 Convertible Notes	408
Amortization of debt discount arising from debt modifications
2021 Senior Secured Loan	1,284
Foreign exchange impact
Instrument Financing Loans	(13)
Total other changes	11,399
Balance at December 31, 2022	366,555
Changes from financing cash flows
Repayments of borrowings
Instrument Financing Loans	$(40)
Total changes from financing cash flows	(40)
Amortization of debt discount
Unsecured Loan	675
2021 Senior Secured Loan	4,889
2022 Convertible Notes	244
Foreign exchange impact
Instrument Financing Loans	25
Total other changes	5,833
Balance at June 30, 2023	372,348
Less: Debt due within one year	(301,444)
$70,904

15. LEASE LIABILITY

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Due in less than one year	$8,474	$8,847
Due between one and five years	23,543	21,562
Due in more than five years	13,251	-
Total	$45,268	$30,409

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

16. TRADE AND OTHER PAYABLES

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Trade payables	$28,897	27,725
Accrued expenses and other liabilities	23,745	30,671
Accrued interest	7,373	2,317
Restructuring provision	1,156	-
Warranty provision	4,107	3,843
Deferred revenue	999	1,437
Total trade and other payables	$66,277	65,993

17. OTHER LIABILITIES

Government and Other Grants

The Group has received grants from government and private entities. These include grants in respect of research and development activities, expansion of manufacturing capabilities and deployment of the Group’s products in certain geographical markets.

The Group has recorded $1,159 and $3,863 as a reduction in research and development expenses for the six months ended June 30, 2023 and 2022 respectively, to reflect the usage of grant funds and research and development tax expenditures. The Group had liabilities of $28,609 and $32,065 as of June 30, 2023, and December 31, 2022, respectively, for these unspent grant funds.

As of June 30, 2023, the Group had $18,855 (December 31, 2022: $20,988) related to a grant for manufacturing equipment. The Group will recognize the grant over the useful life of the equipment. In the six months ended June 30, 2022, the Group reduced manufacturing expenses by $2,133 (2022: $1,999).

Instrument Financing Agreement

On April 27, 2022 the Group consummated the first closing of a private placement offering pursuant to which it received an initial investment of $26.1 million in cash and entered into an Instrument Financing Agreement (the "Instrument Financing Agreement") with USB Focus Fund LumiraDx 2A, LLC, USB Focus Fund Lumira Dx 2B, LLC and certain other related investors (collectively, the "Investors"), and Pear Tree Partners, L.P. The terms of the Instrument Financing Agreement provide that the Investors may invest up to an aggregate maximum amount of $50 million in the Company, or such higher amount as agreed to by the Group and the Investors (the "Invested Amount"), in one or more closings, in order to fund the purchase of additional LumiraDx instruments, allowing the Group to further expand instrument placements. In consideration of such investment, the Group has agreed to pay to the Investors on a semi-annual basis and over a three-year period (subject to extension in certain events), an instrument financing payment that is equal to 20% of the total gross amount invoiced by the Group in respect of sales of test strips for use in such funded LumiraDx instruments which are allocated to the Invested Amount by the Group in accordance with the terms of the Instrument Financing Agreement (the "Instrument Financing Payments").

If by the end of the applicable three-year term, the Investors have not received, in aggregate, Instrument Financing Payments equal to or in excess of two times the Invested Amount, the Group shall, at its sole discretion, either: (i) issue to the Investors an aggregate amount of the Group's common shares, $0.0000028 par value per common share, equal in value to the difference between the Target Return and the total Instrument Financing Payments received by the Investors, at a price per Common Share equal to the volume-weight average price of the Common Shares for the 20 Nasdaq trading day period immediately following the applicable Expiry Date, but subject to a minimum price per Common Share of $7.25; or (ii) pay to the Investors the applicable Instrument Financing Shortfall in cash.

In June 2022 the Group closed an additional $15.4 million with the Investors. The Investors have agreed to extend the Instrument Financing Payment that was due on May 15, 2023 until the earlier of (i) the completion by the Company of a $75

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

million equity financing or (ii) September 30, 2023.

The ability to pay the instrument financing in shares constitutes an embedded derivative as it is a component of the host instrument that would allow for the cash flows of the combined instrument to be changed according to the value of a financial variable. In accordance with IFRS 9, the Company has elected to record the entire instrument at a fair value through profit or loss. The change in fair value of $11.0 million has been charged to finance expenses for the six months ended June 30, 2023 (2022: $1.6 million).

18. COMMITMENTS

Capital Commitments

Capital expenditure contracted for at the end of the reporting period but not yet incurred is as follows:

	AS OF DECEMBER 31, 2022	AS OF JUNE 30, 2023
Capital	$1,311	$1,369
Inventory	7,022	189
Total	$8,333	$1,558

The capital commitments relate to contracts to purchase property, plant and equipment.

19. LEASES—GROUP AS LESSEE

The Group leases various offices and facilities. The lease terms are between 1-10 years.

Right-of-use assets
Net Carrying Amount
December 31, 2022	$16,580
June 30, 2023	14,035
Depreciation expense for the period ended
June 30, 2022	$2,792
June 30, 2023	3,012

During the six months ended June 30, 2023, additions to right of use assets amounted to $1,909.

	SIX MONTHS ENDED
AMOUNTS RECOGNIZED IN PROFIT AND LOSS	June 30, 2022	June 30, 2023
Depreciation expense of right-of-use-assets	$2,792	$3,012
Interest expense on lease liabilities	1,640	2,355
	$4,432	$5,367

At June 30, 2023 the Group is not committed to any material short-term leases.

Variable lease payment terms are deemed an insignificant portion of the overall liability on June 30, 2023.

The total cash outflows for leases in the six months ended June 30, 2023, and 2022 amount to $3,872 and $2,976 respectively.

20. EVENTS AFTER THE REPORTING PERIOD

On July 17, 2023, the Group entered into an eighth amendment to 2021 Senior Secured Loan to extend the time that the Group has to comply with certain minimum net sales and minimum liquidity covenants in the Loan Agreement until July 20, 2023.

On July 20, 2023, the Group entered into a ninth amendment to 2021 Senior Secured Loan to provide for, among other things, (i) that the minimum liquidity covenant in the Loan Agreement is waived until September 1, 2023; provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 will be tested on September 1, 2023, and (iii) the lenders have agreed to provide, subject to the terms of the Loan Agreement as amended by

LUMIRADX LIMITED

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(In thousands, except share and per share data)

the Ninth Amendment, additional term loans to the Company during the waiver period, in an aggregate amount of up to $31 million. The additional term loans will be subject to an interest rate of Term SOFR plus 8.0% per annum, payable in quarterly installments, with the first interest payment due on September 30, 2023. All amounts outstanding under the Loan Agreement, including the additional term loans, will mature on March 29, 2024.

In exchange for the amendments described above, the Company has agreed to, among other things, permit the lenders to designate two individuals to serve on the Company’s Board of Directors as observers, with the authority to attend and receive materials relating to (but not vote at) meetings of the Company’s Board of Directors. Each such appointment shall be terminated immediately upon the payment in full of all of the Company’s obligations under the Loan Agreement. The Company has also agreed to engage advisors to conduct a strategic review of the business of the Company and its subsidiaries and advise on available options.

On August 28, 2023, the Group entered into a tenth amendment to 2021 Senior Secured Loan to (i) the minimum liquidity covenant in the Loan Agreement is waived until September 18, 2023; provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, and (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 will be tested on September 18, 2023.

On September 18, 2023, the Group entered into an eleventh amendment to 2021 Senior Secured Loan, pursuant to which (i) the minimum liquidity covenant in the Loan Agreement is waived until September 29, 2023; provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, and (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 will be tested on September 29, 2023.

On September 25, 2023, the Group entered into an twelfth amendment to 2021 Senior Secured Loan pursuant to which (i) the minimum liquidity covenant in the Loan Agreement is waived until October 11, 2023, provided that the consolidated liquidity of the Company and its subsidiaries during this waiver period (and tested on a weekly basis) must be at least $5 million, (ii) the minimum net sales covenant for the trailing twelve-month period ended June 30, 2023 is waived, (iii) the minimum net sales covenant for the trailing twelve-month period ended September 30, 2023 will be tested on October 11, 2023, (iv) subject to certain conditions, the interest on the principal amount outstanding under the Tranche A, Tranche B and Tranche C term loans for the interest period ending September 30, 2023, shall be PIK Interest (as defined in the Loan Agreement) instead of being paid in cash, and (v) the lenders have agreed to provide, subject to the terms of the Loan Agreement as amended by the Twelfth Amendment, additional term loans to the Company, in an aggregate amount of up to $15 million. The additional term loans will be subject to an interest rate of Term SOFR plus 8.0% per annum, payable in quarterly installments. All amounts outstanding under the Loan Agreement, including the additional term loans, will mature on March 29, 2024.